UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)   ☐

Mediaset España Comunicación S.A.

(Name of Subject Company)

Not applicable

(Translation of Company’s Name into English (if applicable))

Spain

(Jurisdiction of Subject Company’s Incorporation or Organization)

Mediaset Investment N.V.

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Mediaset España Comunicación S.A.

Isabel Ortega Pérez-Villanueva

Carretera de Fuencarral a Alcobendas 4

28049 Madrid, Spain

+34 91 396 61 88

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.         Home Jurisdiction Documents

Exhibits.

99.1     Joint Announcement of Mediaset S.p.A. and Mediaset España Comunicación S.A.*

99.2 Common Merger Plan

99.3 Mediaset España Comunicación, S.A. Board of Directors Report

99.4 Mediaset S.p.A. Board of Directors Report

99.5 Mediaset Investment N.V. Board of Directors Report

99.6 Mediaset España Comunicación, S.A. Expert Report

99.7 Mediaset S.p.A. Expert Report

99.8 Mediaset Investment N.V. Expert Report 1

99.9 Mediaset Investment N.V. Expert Report 2

99.10 Mediaset Investment N.V. 2017 Annual Report

99.11 Auditors Report regarding 2017 Financial Statements of Mediaset Investment N.V.

99.12 Mediaset Investment N.V. 2018 Annual Report

99.13 Auditors Report regarding 2018 Financial Statements of Mediaset Investment N.V.

99.14 Articles of Association of Mediaset Investment N.V.

99.15 Proposed Articles of Association of MFE

*                      Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB on June 10, 2019.

Item 2.         Informational Legends

A legend complying with Rule 802 under the Securities Act of 1933, as amended, was either included in each of the Exhibits listed above or, where the relevant documents were delivered through an electronic medium, presented in a manner reasonably calculated to draw attention to it.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Mediaset Investment N.V. filed an irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on June 10, 2019.

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PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDISET INVESTMENT N.V.

	By:	/s/ Monica Ballabio
	Name:	Monica Ballabio
	Title:	Director

Date: June 20, 2019

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